[LETTERHEAD OF KPMG]

                         Independent Auditors' Report

To the Board of Trustees of
Wells Fargo Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that California Tax-Free Money Market Fund, California Tax-Free Money Market Trust, Cash Investment Money Market Fund, Money Market Fund, Prime Investment Money Market Fund, Money Market Trust, National Tax-Free Institutional Money Market Fund, National Tax-Free Money Market Fund, National Tax-Free Money Market Trust, Overland Express Sweep Fund, Treasury Plus Institutional Money Market Fund, Treasury Plus Money Market Fund, 100% Treasury Money Market Fund, and Government Money Market Fund, portfolios of Wells Fargo Funds Trust (the Funds), complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 29, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000, and with respect to agreement of security purchases and sales, and for the period from September 30, 1999 (date of our last examination) through February 29, 2000:

(1) Inspection of Documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Bankers Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;












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(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6) Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000, with respect to securities reflected in the investment account of Wells Fargo Funds Trust, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Wells Fargo Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                       KPMG LLP
San Francisco, California
April 7, 2000











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                          [LOGO OF WELLS FARGO FUNDS]

April 7, 2000


KPMG LLP
99 High Street
Boston, MA 02110-2371

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the California Tax-Free Money Market Fund, California Tax-Free Money Market Trust, Cash Investment Money Market Fund,
Money Market Fund, Prime Investment Money Market Fund, Money Market Trust, National Tax-Free Institutional Money Market Fund, National Tax-Free Money Market Fund, National Tax-Free Money Market Trust, Overland Express Sweep
Fund, Treasury Plus Institutional Money Market Fund, Treasury Plus Money Market Fund, 100% Treasury Money Market Fund, and Government Money Market Fund, portfolios of Wells Fargo Trust Funds (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2000, and from September 30, 1999 (date of your last examination) through February 29, 2000 for the Funds.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 and from September 30, 1999 through February 29, 2000 with respect to securities reflected in the investment accounts of the Funds.

Sincerely,



/s/ Karla M. Rabusch
Karla Rabusch
Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

                                 FORM N-17f-2


                                                     ---------------------------
                                                      OMB Number:     3235-0360
 Certificate of Accounting of Securities and Similar  Expires:    July 31, 1991
             Investments in the Custody of            Estimated average  burden
            Management Investment Companies           hours per response...0.05
                                                     ---------------------------

              Pursuant to Rule 17f-2 [17 CFR 270.17 f-2]

------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                     Date examination completed:
 801- 8202                                                                          February 29, 2000

------------------------------------------------------------------------------------------------------
2.  State Identification Number:
    --------------------------------------------------------------------------------------------------
    AL                    AK                AZ                AR                CA                CO
    --------------------------------------------------------------------------------------------------
    CT                    DE                DC                FL                GA                HI
    --------------------------------------------------------------------------------------------------
    ID                    IL                IN                IA                KS                KY
    --------------------------------------------------------------------------------------------------
    LA                    ME                MD                MA                MI                MN
    --------------------------------------------------------------------------------------------------
    MS                    MO                MT                NE                NV                NH
    --------------------------------------------------------------------------------------------------
    NJ                    NM                NY                NC                ND                OH
    --------------------------------------------------------------------------------------------------
    OK                    OR                PA                RI                SC                SD
    --------------------------------------------------------------------------------------------------
    TN                    TX                UT                VT                VA                WA
    --------------------------------------------------------------------------------------------------
    WV                    WI                WY                PUERTO RICO
    --------------------------------------------------------------------------------------------------
    Other (specify):
------------------------------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:

         Wells Fargo Funds Trust
------------------------------------------------------------------------------------------------------
4.  Name under which business is conducted, if different from above:

------------------------------------------------------------------------------------------------------
5.  Address of principal place of business (number, street, city, state, zip code):

         525 Market Street, San Francisco, CA 94107
------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

NOTE: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms.

Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.